PROSPECTUS SUPPLEMENT NO. 1 (To Prospectus dated February 24, 2011)	Filed pursuant to Rule 424(b)(3) In connection with Registration Statement No. 333-170227

PALATIN TECHNOLOGIES, INC.

Up to 2,000,000 Shares of Common Stock Issuable Upon Exercise of Series A Warrants

This Prospectus Supplement No. 1 supplements and amends the prospectus dated February 24, 2011 (the “Prospectus”), relating to the registration of 2,000,000 shares of our common stock, par value $0.01, which we may issue upon exercise of registered Series A Warrants that we issued on March 1, 2011. The Series A Warrants were exercisable immediately upon issuance and expire on the fifth anniversary of the date of issuance at an initial exercise price of $1.00 per share.

To the extent any holder of registered Series A Warrants determines to exercise its warrants, we will receive the payment of the exercise price in connection with such exercise. We will not receive any proceeds from the sale of the common stock by the holders of the outstanding registered Series A Warrants.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to the Prospectus.

On May 12, 2011, we filed a Current Report on Form 8-K dated May 11, 2011, and on May 13, 2011, we filed our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011. Those two reports, without exhibits, are attached to this prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus, as well as the sections entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 13, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported):  May 11, 2011

Palatin Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-15543	95-4078884
(State or other jurisdiction	(Commission	(IRS employer
of incorporation)	File Number)	identification number)

4C Cedar Brook Drive, Cranbury, NJ	08512
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:  (609) 495-2200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

        On May 12, 2011, we filed a certificate of amendment to our restated certificate of incorporation with the Secretary of State of the State of Delaware, effective immediately upon filing, to increase the number of authorized shares of common stock from 40,000,000 to 100,000,000.  A copy of the certificate of amendment is attached hereto as Exhibit 3.1 and is incorporated by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders

Our annual meeting of stockholders was held on May 11, 2011 to consider and vote on the following proposals:

•	Election of directors;
•	Ratification of the appointment of our independent registered public accounting firm for the fiscal year ending June 30, 2011;
•	Approval of an amendment to our restated certificate of incorporation which will increase the number of authorized shares of common stock from 40,000,000 to 100,000,000; and
•	Approval of our 2011 Stock Incentive Plan.

Common stock and Series A convertible preferred stock voted as a single class on all matters, and common stock also voted as a separate class on the increase in authorized common stock. There were present in person or by proxy 30,340,109 votes, representing 86.9% of the total outstanding eligible votes. At the annual meeting, all nominated directors were re-elected, the selection of our independent registered accounting firm was ratified, the increase in authorized shares was approved and the 2011 Stock Incentive Plan was approved. The votes cast for, against or withheld, as well as the number of abstentions and broker non-votes, with respect to each matter are set forth below.

For the election of directors:

Director No.	Director	Votes For	Votes Withheld	Broker Non-Votes
1	Spana	20,273,041	144,918	9,922,150
2	Prendergast	19,992,536	425,423	9,922,150
3	Molinoff	20,279,375	138,584	9,922,150
4	deVeer	20,261,333	156,626	9,922,150
5	Horovitz	20,272,560	145,399	9,922,150
6	Taber	20,275,275	142,684	9,922,150
7	Hull	20,277,965	139,994	9,922,150

Ratification of appointment of KPMG LLP:

For                      Against                      Abstain                      Broker Non-Votes
30,138,641          114,972                       86,495                          0

Approval of an amendment to Palatin’s restated certificate of incorporation:

For                      Against                      Abstain                      Broker Non-Votes
27,053,589          2,861,143                    425,377                        0

Approval of the adoption of Palatin’s 2011 Stock Incentive Plan:

For                      Against                      Abstain                      Broker Non-Votes
19,641,352          510,090                       266,517                        9,922,150

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

3.1           Certificate of Amendment of Restated Certificate of Incorporation of Palatin, dated May 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PALATIN TECHNOLOGIES, INC.

Date: May 12, 2011	By:	/s/ Stephen T. Wills
Stephen T. Wills, CPA, MST Executive Vice President - Operations and Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-Q

(Mark One)

[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2011

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

Commission file number: 001-15543
________________________

PALATIN TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	95-4078884
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4C Cedar Brook Drive Cranbury, New Jersey	08512
(Address of principal executive offices)	(Zip Code)

(609) 495-2200
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                                                         Accelerated filer ☐
Non-accelerated filer ☐                                                                           Smaller reporting company ☒
         (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of May 12, 2011, 34,900,591 shares of the registrant's common stock, par value $.01 per share, were outstanding.

PALATIN TECHNOLOGIES, INC.

PART I - FINANCIAL INFORMATION

Item 1.    Financial Statements
PALATIN TECHNOLOGIES, INC.
and Subsidiary

Consolidated Balance Sheets
(unaudited)

	March 31, 2011	Pro-forma March 31, 2011	June 30, 2010
		(Note 9)
ASSETS
Current assets:
Cash and cash equivalents	$ 22,032,649	$ 22,032,649	$ 5,405,430
Available-for-sale investments	-	-	3,462,189
Accounts receivable	-	-	2,879
Prepaid expenses and other current assets	539,361	539,361	393,313
Total current assets	22,572,010	22,572,010	9,263,811

Property and equipment, net	1,511,892	1,511,892	2,388,365
Restricted cash	350,000	350,000	475,000
Other assets	253,403	253,403	261,701
Total assets	$ 24,687,305	$ 24,687,305	$ 12,388,877

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Capital lease obligations	$ 19,393	$ 19,393	$ 19,670
Accounts payable	386,261	386,261	155,795
Accrued compensation	211,941	211,941	-
Unearned revenue	70,796	70,796	-
Accrued expenses	1,208,920	1,208,920	2,219,466
Total current liabilities	1,897,311	1,897,311	2,394,931

Capital lease obligations	-	-	14,284
Warrant liability	6,370,555	-	-
Deferred rent	258,161	258,161	661,389
Total liabilities	8,526,027	2,155,472	3,070,604

Commitments (Note 6)

Stockholders' equity:
Preferred stock of $.01 par value – authorized 10,000,000 shares;
Series A Convertible; issued and outstanding 4,997 shares as of March 31, 2011 and June 30, 2010, respectively	50	50	50
Common stock of $.01 par value – authorized 40,000,000 shares; issued and outstanding 34,900,591 and 11,702,818 shares as of March 31, 2011 and June 30, 2010, respectively	349,006	349,006	117,028
Additional paid-in capital	234,493,100	240,863,655	218,236,723
Accumulated other comprehensive income	-	-	138,650
Accumulated deficit	(218,680,878)	(218,680,878)	(209,174,178)
Total stockholders’ equity	16,161,278	22,531,833	9,318,273
Total liabilities and stockholders’ equity	$ 24,687,305	$ 24,687,305	$ 12,388,877

The accompanying notes are an integral part of these consolidated financial statements.

PALATIN TECHNOLOGIES, INC.
and Subsidiary

Consolidated Statements of Operations
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2011	2010	2011	2010

REVENUES:
License and contract	$ 61,294	$ 2,559,852	$ 472,849	$ 13,505,770
Grant	-	-	846,768	-
Total revenues	61,294	2,559,852	1,319,617	13,505,770

OPERATING EXPENSES:
Research and development	1,722,432	3,356,956	7,159,634	8,739,389
General and administrative	955,547	1,238,187	3,226,798	3,526,883
Total operating expenses	2,677,979	4,595,143	10,386,432	12,266,272

Income (loss) from operations	(2,616,685)	(2,035,291)	(9,066,815)	1,239,498

OTHER INCOME (EXPENSE):
Investment income	18,982	16,641	72,342	120,270
Interest expense	(1,974)	(2,287)	(5,607)	(9,303)
Increase in fair value of warrants	(1,257,691)	-	(1,257,691)	-
Gain on sale of securities	58,956	-	119,346	-
Gain (loss) on sale/disposition of supplies and equipment	(7,466)	-	(5,666)	95,000
Total other income (expense)	(1,189,193)	14,354	(1,077,276)	205,967

Income (loss) before income taxes	(3,805,878)	(2,020,937)	(10,144,091)	1,445,465
Income tax benefit	-	-	637,391	998,408

NET INCOME (LOSS)	$ (3,805,878)	$ (2,020,937)	$ (9,506,700)	$ 2,443,873

Basic net income (loss) per common share	$ (0.17)	$ (0.20)	$ (0.65)	$ 0.20

Diluted net income (loss) per common share	$ (0.17)	$ (0.20)	$ (0.65)	$ 0.20

Weighted average number of common shares outstanding used in computing basic net income (loss) per common share	22,832,109	9,987,323	14,669,131	9,575,314
Weighted average number of common shares outstanding used in computing diluted net income (loss) per common share	22,832,109	9,987,323	14,669,131	9,646,791

The accompanying notes are an integral part of these consolidated financial statements.

PALATIN TECHNOLOGIES, INC.
and Subsidiary

Consolidated Statements of Cash Flows
(unaudited)

	Nine Months Ended March 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ (9,506,700)	$ 2,443,873
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	865,507	969,076
Loss (gain) on sale/disposition of supplies and equipment	5,666	(95,000)
Gain on sale of available-for-sale investments	(119,346)	-
Stock-based compensation	516,270	807,506
Amortization of deferred revenue	-	(11,955,553)
Increase in fair value of warrants	1,257,691	-
Changes in operating assets and liabilities:
Accounts receivable	2,879	(21,564)
Prepaid expenses and other assets	(12,750)	112,465
Accounts payable	230,466	474,827
Accrued expenses and compensation and deferred rent	(1,201,833)	(331,477)
Deferred revenues	-	5,000,000
Unearned revenues	70,796	-
Net cash used in operating activities	(7,891,354)	(2,595,847)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of supplies and equipment	5,300	95,000
Purchases of property and equipment	-	(6,995)
Proceeds from sale of available-for-sale investments	3,442,885	-
Net cash provided by investing activities	3,448,185	88,005

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations	(14,561)	(83,066)
Payment of withholding taxes related to restricted stock units	(26,196)	(165,861)
Proceeds from sale of common stock units and warrant and
exercise of common stock options	21,111,145	5,153,786
Net cash provided by financing activities	21,070,388	4,904,859

NET INCREASE IN CASH AND CASH EQUIVALENTS	16,627,219	2,397,017

CASH AND CASH EQUIVALENTS, beginning
of period	5,405,430	4,378,662

CASH AND CASH EQUIVALENTS, end of period	$ 22,032,649	$ 6,775,679

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$ 5,607	$ 9,303
Unrealized gain (loss) on available-for-sale investments	$ (19,304)	$ 10,070

The accompanying notes are an integral part of these consolidated financial statements.

PALATIN TECHNOLOGIES, INC.
and Subsidiary

Notes to Consolidated Financial Statements
(unaudited)

(1)           ORGANIZATION:

Nature of Business – Palatin Technologies, Inc. (Palatin or the Company) is a biopharmaceutical company dedicated to the development of peptide, peptide mimetic and small molecule agonist compounds with a focus on melanocortin and natriuretic peptide receptor systems. Palatin has a diverse pipeline of active development programs targeting melanocortin and natriuretic receptors. The melanocortin system is involved in a large and diverse number of physiologic functions, and therapeutic agents modulating this system may have the potential to treat a variety of conditions and diseases, including sexual dysfunction, obesity and related disorders, cachexia (wasting syndrome) and inflammation-related diseases. The natriuretic peptide receptor system has numerous cardiovascular functions, and therapeutic agents modulating this system may be useful in treatment of acute asthma, heart failure, hypertension and other cardiovascular diseases.

The Company’s active drug development programs consist of bremelanotide for treatment of sexual dysfunction, other peptide melanocortin receptor agonists for treatment of sexual dysfunction, and PL-3994, an agonist peptide mimetic which binds to natriuretic peptide receptor A, for treatment of acute asthma, heart failure and refractory or difficult-to-control hypertension. The Company has an exclusive global research collaboration and license agreement with AstraZeneca AB (AstraZeneca) to commercialize compounds that target melanocortin receptors for the treatment of obesity, diabetes and related metabolic syndrome.

Key elements of the Company’s business strategy include using its technology and expertise to develop and commercialize therapeutic products; entering into alliances and partnerships with pharmaceutical companies to facilitate the development, manufacture, marketing, sale and distribution of product candidates the Company is developing; and partially funding its product candidate development programs with the cash flow from the Company’s AstraZeneca collaboration agreement and any future agreements with other companies.

Business Risk and Liquidity – The Company has incurred negative cash flows from operations since its inception, and has expended, and expects to continue to expend in the future, substantial funds to complete its planned product development efforts. As shown in the accompanying consolidated financial statements, the Company has an accumulated deficit as of March 31, 2011 and incurred a net loss for the three and nine months ended March 31, 2011. The Company anticipates incurring additional losses in the future as a result of spending on its development programs. To achieve profitability, the Company, alone or with others, must successfully develop and commercialize its technologies and proposed products, conduct successful preclinical studies and clinical trials, obtain required regulatory approvals and successfully manufacture and market such technologies and proposed products. The time required to reach profitability is highly uncertain, and there can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all.

On September 24, 2010, the Company announced its strategic decision to focus resources and efforts on clinical trials for bremelanotide and PL-3994 and preclinical development of an inhaled formulation of PL-3994 and a new peptide drug candidate for sexual dysfunction. As part of this decision, the Company suspended further research and development efforts on new product candidates and implemented a reduction in staffing levels. The Company now has 17 full-time employees.

On March 1, 2011, the Company announced the completion of its $23.0 million public offering. The offering consisted of the sale of 23,000,000 units consisting of common stock and warrants at a price to the public of $1.00 per unit. A total of 23,000,000 shares of the Company’s common stock, Series A Warrants to purchase 2,000,000 shares of the Company’s common stock, and Series B Warrants to purchase 21,000,000 shares of the Company’s common stock were sold in the offering. The net proceeds to the Company from the sale of these units, after deducting underwriting discounts and commissions and other offering expenses, were approximately $21.1 million.

As of March 31, 2011, the Company’s cash and cash equivalents were $22.0 million. Management believes that the Company’s existing capital resources will be adequate to fund its currently planned operations, focusing on clinical trials of bremelanotide for female sexual dysfunction, through at least calendar year 2012.

The Company intends to utilize existing capital resources primarily for development of bremelanotide for female sexual dysfunction, and to seek additional capital, through collaborative arrangements or other sources, on its other product candidates. However, sufficient additional funding to support other product candidates, including bremelanotide for erectile dysfunction and PL-3994 for acute asthma or other indications, may not be available on acceptable terms, or at all. The Company will not expend significant amounts for other product candidates unless additional sources of capital are identified for these programs.

Concentrations – Concentrations in the Company’s assets and operations subject it to certain related risks. Financial instruments that subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents, available-for-sale investments and accounts receivable. The Company’s cash and cash equivalents are primarily invested in one money market fund sponsored by a large financial institution. For the three and nine months ended March 31, 2011 and 2010, 100% of license and contract revenues were from AstraZeneca.

 (2)           BASIS OF PRESENTATION:

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnote disclosures required to be presented for complete financial statements. In the opinion of management, these consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary to present fairly the Company’s financial position as of March 31, 2011, and its results of operations and its cash flows for the three and nine months ended March 31, 2011 and 2010. The results of operations for the three and nine months ended March 31, 2011 may not necessarily be indicative of the results of operations expected for the full year, except that the Company expects to incur a significant loss for the fiscal year ending June 30, 2011.

The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended June 30, 2010, filed with the Securities and Exchange Commission (SEC), which includes consolidated financial statements as of June 30, 2010 and 2009 and for each of the fiscal years in the three-year period ended June 30, 2010.

(3)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation – The consolidated financial statements include the accounts of Palatin and its wholly-owned inactive subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates – The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, cash in banks and all highly liquid investments with a purchased maturity of less than three months. Cash equivalents consist of $21,689,828 and $4,111,051 in a money market fund at March 31, 2011 and June 30, 2010, respectively. Restricted cash secures letters of credit for security deposits on leases. Effective January 31, 2011, one of the Company’s facility leases was terminated and $125,000 became unrestricted.

Investments – The Company classifies its investments as available-for-sale investments and all such investments are recorded at fair value based on quoted market prices. Unrealized holding gains and losses are generally excluded from earnings and are reported in accumulated other comprehensive income/loss until realized. Interest and dividends on securities classified as available-for-sale are included in investment income. Gains and losses are recorded in the statement of operations when realized or when unrealized holding losses are determined to be other than temporary, on a specific-identification basis.

Fair Value of Financial Instruments – The Company’s financial instruments consist primarily of cash equivalents, available-for-sale investments, accounts receivable, accounts payable, and capital lease obligations. Management believes that the carrying value of these assets and liabilities are representative of their respective fair values based on quoted market prices for investments and the short-term nature of the other instruments.

Property and Equipment – Property and equipment consists of office and laboratory equipment, office furniture and leasehold improvements and includes assets acquired under capital leases. Property and equipment are recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets, generally five years for laboratory and computer equipment, seven years for office furniture and equipment and the lesser of the term of the lease or the useful life for leasehold improvements. Amortization of assets acquired under capital leases is included in depreciation expense. Maintenance and repairs are expensed as incurred while expenditures that extend the useful life of an asset are capitalized.

Impairment of Long-Lived Assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of a long-lived asset, management evaluates whether the estimated future undiscounted net cash flows from the asset are less than its carrying amount. If impairment is indicated, the long-lived asset would be written down to fair value. Fair value is determined by an evaluation of available price information at which assets could be bought or sold, including quoted market prices if available, or the present value of the estimated future cash flows based on reasonable and supportable assumptions.

Deferred Rent – The Company’s operating leases provide for rent increases over the terms of the leases. Deferred rent consists of the difference between periodic rent payments and the amount recognized as rent expense on a straight-line basis, as well as tenant allowances for leasehold improvements. Rent expenses are being recognized ratably over the terms of the leases.

Revenue Recognition – Revenue from corporate collaborations and licensing agreements consists of up-front fees, research and development funding, and milestone payments. Non-refundable up-front fees are deferred and amortized to revenue over the related performance period. The Company estimates the performance period as the period in which it performs certain development activities under the applicable agreement. Reimbursements for research and development activities are recorded in the period that the Company performs the related activities under the terms of the applicable agreements. Revenue resulting from the achievement of milestone events stipulated in the applicable agreements is recognized when the milestone is achieved, provided that such milestone is substantive in nature. Revenue from grants is recognized as the Company provides the services stipulated in the underlying grants based on the time and materials incurred.

Research and Development Costs – The costs of research and development activities are charged to expense as incurred, including the cost of equipment for which there is no alternative future use.

Stock-Based Compensation – The Company charges to expense the fair value of stock options and other equity awards granted. The Company determines the value of stock options utilizing the Black-Scholes option pricing model. Compensation costs for share-based awards with pro rata vesting are allocated to periods on a straight-line basis.

Income Taxes – The Company and its subsidiary file consolidated federal and separate-company state income tax returns. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences or operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company has recorded a valuation allowance against its deferred tax assets based on the history of losses incurred.

During the nine months ended March 31, 2011 and 2010, the Company sold New Jersey state net operating loss carryforwards, which resulted in the recognition of $637,391 and $998,408, respectively, in tax benefits.

Net Income (Loss) per Common Share – Basic and diluted earnings per common share (EPS) are calculated in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 260, “Earnings per Share.” In June 2008, the FASB issued guidance stating that non-vested share-based payment awards that include non-forfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are considered participating securities, and the two-class method of computing EPS is required for all periods presented. The Company adopted the provisions of ASC Topic 260 relating to the two-class method of computing EPS effective July 1, 2009.

The Company’s outstanding shares of Series A Convertible Preferred stock contain rights that entitle the holder to a special dividend or distribution of $100 per share before the Company can pay dividends or make distributions to the common stockholders. The outstanding share-based compensation awards do not include non-forfeitable rights to dividends. Accordingly, only the outstanding Series A Convertible Preferred stock is considered a participating security and must be included in the computation of EPS. The adoption of the provisions of ASC Topic 260 relating to the two-class method of computing EPS reduced the basic EPS by $0.06 for the nine month period ended March 31, 2010.

The following table sets forth the computation of basic and diluted EPS:

	Three months ended March 31,		Nine months ended March 31,
	2011	2010	2011	2010
Net income (loss) per common share – Basic:
Net income (loss)	$ (3,805,878)	$ (2,020,937)	$ (9,506,700)	$ 2,443,873
Net income allocated to Series A Preferred Shares	-	-	-	(499,700)
Net income (loss) available to common stockholders	$ (3,805,878)	$ (2,020,937)	$ (9,506,700)	$ 1,944,173
Weighted average common shares outstanding	22,832,109	9,987,323	14,669,131	9,575,314
Net income (loss) per common share - Basic	$ (0.17)	$ (0.20)	$ (0.65)	$ 0.20

Net income (loss) per common share – Diluted:
Net income (loss)	$ (3,805,878)	$ (2,020,937)	$ (9,506,700)	$ 2,443,873
Net income allocated to Series A Preferred Shares	-	-	-	(499,700)
Net income (loss) available to common stockholders	$ (3,805,878)	$ (2,020,937)	$ (9,506,700)	$ 1,944,173
Weighted average common shares outstanding	22,832,109	9,987,323	14,669,131	9,575,314
Dilutive securities	-	-	-	71,477
Weighted average common and dilutive shares outstanding	22,832,109	9,987,323	14,669,131	9,646,791
Net income (loss) per common share - Diluted	$ (0.17)	$ (0.20)	$ (0.65)	$ 0.20

As of March 31, 2011 and 2010, common shares issuable upon conversion of Series A Convertible Preferred Stock, the exercise of outstanding options and warrants and the vesting of restricted stock units amounted to an aggregate of 25,559,900 and 2,377,690 shares, respectively, with 20,460,518 of the shares at March 31, 2011 issuable upon exercise of certain warrants contingent upon an increase in authorized common stock of the Company.

Warrant Liability – The Company follows ASC Topic 815, “Derivatives and Hedging” (ASC 815), which provides guidance for distinguishing among permanent equity, temporary equity and assets and liabilities. ASC 815 requires liability classification of a financial instrument when the Company has insufficient authorized and unissued shares available to settle a contract after considering all other commitments that may require the issuance of stock during the maximum period the contract remains outstanding. A portion of the Company’s Series B Warrants issued in March 2011 require that the Company seek stockholder authorization to increase authorized common stock, and are, therefore, classified as a liability on the Company’s balance sheet (see Notes 9 and 10). The warrant liability is recorded at its estimated fair value using the Black-Scholes option-pricing model.

On May 11, 2011, at an annual meeting of the Company’s stockholders an increase in authorized common stock from 40,000,000 shares to 100,000,000 shares was approved, providing sufficient available and authorized common stock to permit exercise of the Series B Warrants. The pro forma March 31, 2011 balance sheet shows the effect of the increase in authorized common stock as if sufficient shares were available at  March 31, 2011 and therefore reclassifies the warrant liability to stockholders’ equity.

Recently Issued Accounting Pronouncements – In September 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605), “Multiple-Deliverable Revenue Arrangements (ASU 2009-13)”, which requires companies to allocate revenue in arrangements involving multiple deliverables based on the estimated selling price of each deliverable when such deliverables are not sold separately either by the company or other vendors. ASU 2009-13 eliminates the requirement that all undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. As a result, the new guidance may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under current requirements. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of ASU 2009-13 on July 1, 2010 had no impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition – Milestone Method (ASU 2010-17).” ASU 2010-17 provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. Under ASU 2010-17, entities can make an accounting policy election to recognize arrangement consideration received for achieving specified performance measures during the period in which the milestones are achieved, provided certain criteria are met. This ASU is effective for fiscal years beginning January 1, 2011, with early adoption permitted. The Company does not believe adoption will have a material impact on its consolidated financial position and results of operations.

(4)           AGREEMENT WITH ASTRAZENECA:

In January 2007, the Company entered into an exclusive global research collaboration and license agreement with AstraZeneca to discover, develop and commercialize compounds that target melanocortin receptors for the treatment of obesity, diabetes and related metabolic syndrome. In June 2008, the collaboration agreement was amended to include additional compounds and associated intellectual property developed by the Company. In December 2008, the collaboration agreement was further amended to include additional compounds and associated intellectual property developed by the Company and extended the research collaboration for an additional year through January 2010. In September 2009, the collaboration agreement was further amended to modify royalty rates and milestone payments. The collaboration is based on the Company’s melanocortin receptor obesity program and includes access to compound libraries, core technologies and expertise in melanocortin receptor drug discovery and development. As part of the September 2009 amendment to the research collaboration and license agreement, the Company agreed to conduct additional studies on the effects of melanocortin receptor specific compounds on food intake, obesity and other metabolic parameters.

In December 2009 and 2008, the Company also entered into clinical trial sponsored research agreements with AstraZeneca, under which the Company agreed to conduct studies of the effects of melanocortin receptor specific compounds on food intake, obesity and other metabolic parameters. Under the terms of these clinical trial agreements, AstraZeneca paid $5,000,000 as of March 31, 2009 upon achieving certain objectives and pays all costs associated with these studies. The Company recognized $61,294 and $472,849, respectively, as revenue in the three and nine months ended March 31, 2011 and $164,430 and $407,805, respectively, as revenue in the three and nine months ended March 31, 2010 under these clinical trial sponsored research agreements.

The Company received an up-front payment of $10,000,000 from AstraZeneca on execution of the research collaboration and license agreement. Under the September 2009 amendment the Company was paid an additional $5,000,000 in consideration of reduction of future milestones and royalties and providing specific materials to AstraZeneca. The Company is now eligible for milestone payments totaling up to $145,250,000, with up to $85,250,000 contingent on development and regulatory milestones and the balance contingent on achievement of sales targets. In addition, the Company will receive royalties on sales of any approved products. AstraZeneca assumed responsibility for product commercialization, product discovery and development costs, with both companies contributing scientific expertise in the research collaboration. The Company provided research services to AstraZeneca through January 2010, the expiration of the research collaboration portion of the research collaboration and license agreement, at a contractual rate per full-time-equivalent employee.

The Company has determined that the license portion of the agreement and research services should be evaluated together as a single unit for purposes of revenue recognition. Accordingly, the aggregate payments of $15,000,000 have been recognized as revenue over the period ended January 2010. For the three and nine months ended March 31, 2010, the Company recognized as revenue $2,045,483, and $10,972,219, respectively, related to these aggregate payments. Per-employee compensation from AstraZeneca for research services was recognized as earned at the contractual rate, which approximates the fair value of such services. Revenue recognized for research services for the three and nine months ended March 31, 2010 were $349,939 and $2,125,746, respectively. Payments received upon the attainment of substantive milestones are recognized as revenue when earned.

(5)           INVESTMENTS AND FAIR VALUE MEASUREMENTS:

The following is a summary of available-for-sale investments:

	March 31,	June 30,
	2011	2010
Cost	$ -	$ 3,323,539
Gross unrealized gains	-	173,658
Gross unrealized losses	-	(35,008)
Total available-for-sale investments	$ -	$ 3,462,189

The fair value of investments and cash equivalents are classified using a hierarchy prioritized based on inputs. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on management’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets carried at fair value:

	Fair Value	Quoted prices in active markets (Level 1)	Quoted prices in active markets (Level 2)	Quoted prices in active markets (Level 3)
March 31, 2011:
Assets:
Money Market Fund	$ 21,689,828	$ 21,689,828	$ -	$ -
Mutual Funds	$ -	$ -	$ -	$ -
Liabilities:
Warrant liability	$ 6,370,555	$ -	$ -	$ 6,370,555
June 30, 2010:
Assets:
Money Market Fund	$ 4,111,051	$ 4,111,051	$ -	$ -
Mutual Funds	$ 3,462,189	$ 3,462,189	$ -	$ -

The reconciliation of the warrant liability measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows:

June 30, 2010	$ -
Fair value on issuance	5,112,864
Change in fair value	1,257,691
March 31, 2011	6,370,555

(6)           COMMITMENTS:

Leases – Effective January 31, 2011, the Company terminated the lease on 12,000 square feet of laboratory space in another building in the same center as the Company’s corporate offices and research and development facilities, which lease would have otherwise terminated in February 2012. Under the lease termination agreement the Company paid a $60,000 termination fee, which was charged to expense, and conveyed certain laboratory equipment in the laboratory space with a book value of $10,966 to the lessor, which was charged to expense as a loss on disposition of supplies and equipment.

(7)           COMPREHENSIVE LOSS:

Comprehensive loss consists of the following:

	Three months ended March 31,		Nine months ended March 31,
	2011	2010	2011	2010
Net income (loss)	$ (3,805,878)	$ (2,020,937)	$ (9,506,700)	$ 2,443,873
Unrealized gain (loss) on available-for-sale investments	(9,781)	17,996	(19,304)	10,070
Comprehensive income (loss)	$ (3,815,659)	$ (2,002,941)	$ (9,526,004)	$ 2,453,943

 (8)           GRANT REVENUE:

In October 2010, the Company was awarded $977,917 in grants under the Patient Protection and Affordable Care Act of 2010 (PPACA). The grants relate to four of the Company’s projects: melanocortin agonists for sexual dysfunction; melanocortin agonists for obesity and related metabolic syndrome; natriuretic peptide mimetic PL-3994 for acute asthma; and subcutaneously-delivered natriuretic peptide mimetic PL-3994 for cardiovascular disease. For the nine months ended March 31, 2011, the Company received and recorded grant revenue of $846,768. The remainder of the grant of $131,149 will be available no later than 30 days after the Company’s fiscal year ending June 30, 2011, provided that the Company incurs appropriate project expenditures.

(9)           STOCKHOLDERS’ EQUITY:

Restricted Stock Units – In July 2010, the Company granted 205,000 restricted stock units to its employees under the Company’s 2005 Stock Plan. On September 15, 2010, October 15, 2010, November 30, 2010 and March 15, 2011, respectively, 99,500, 14,500, 15,000 and 54,500 shares of common stock vested. The Company amortized the grant-date fair value of these restricted stock units over the nine month vesting period ended March 31, 2011. The Company recognized $29,431 and $311,950, respectively, of stock-based compensation expense related to these restricted stock units during the three and nine months ended March 31, 2011.

Stock-based compensation costs for the three and nine months ended March 31, 2011 for stock options and equity-based instruments issued other than the restricted stock units described above was $48,700 and $204,320, respectively, and $172,398 and $807,506, respectively, for the three and nine months ended March 31, 2010.

On March 1, 2011, the Company closed on a firm commitment public offering in which the Company sold 23,000,000 shares of its common stock, Series A Warrants to purchase up to 2,000,000 shares of its common stock, and Series B Warrants to purchase up to 21,000,000 shares of its common stock. The Series A Warrants are exercisable starting March 1, 2011 at an exercise price of $1.00 per share and are exercisable at any time until March 1, 2016. The Company has reserved 2,000,000 shares of its common stock for issuance on exercise of the Series A Warrants. The Series B Warrants become exercisable starting on March 2, 2012 at an exercise price of $1.00 per share and are exercisable at any time until March 2, 2017, but only if the Company’s stockholders increase the number of authorized shares of the Company’s common stock. The Company’s stockholders approved such increase at the annual meeting of the Company’s stockholders held on May 11, 2011.

Gross proceeds from this offering were $23,000,000, and net proceeds to the Company, after deducting underwriting discounts and commissions and other offering expenses, were approximately $21.1 million. In connection with the offering, the Company also issued warrants to the underwriters as part of their compensation to purchase up to 575,000 shares of the Company’s common stock on substantially the same terms as the Series B warrants. The underwriters’ warrants become exercisable starting on March 2, 2012 at an initial exercise price of $1.00 per share and are exercisable at any time until February 23, 2016.

(10)           WARRANT LIABILITY:

In March 2011 the Company sold, in a firm commitment public offering, Series B Warrants to purchase up to 21,000,000 shares of its common stock (see Note 9). The Series B Warrants are not exercisable until March 2, 2012, and expire on March 2, 2017. The warrants require the Company to seek stockholder approval to increase the authorized number of shares of common stock from 40,000,000 to 100,000,000, which approval was obtained on May 11, 2011. Because there was not an adequate level of authorized shares to cover all the outstanding warrants, under ASC 815 the portion of the warrants above the then authorized level of common stock were required to be classified as a liability and carried at their current fair value on the Company’s balance sheet. The fair value was estimated using the Black-Scholes option-pricing model. Warrants that are classified as a liability are revalued at each reporting date until the classification as a liability changes, warrants are exercised or expire, with changes in the fair value reported in the Company’s statements of operations as non-operating income or expense. Accordingly, the Company recorded a non-operating expense of $1,257,691 during the period ended March 31, 2011, which represents the increase in fair value of the warrant liability from the date of issuance, March 1, 2011, through March 31, 2011. The warrants ceased to be classified as a liability upon stockholder approval of the increase in authorized common stock, and accordingly will not be reported or revalued at any subsequent reporting date after May 11, 2011, at which time the then fair value of the warrant liability will be reclassified into stockholders’ equity. The aggregate fair value and assumptions used for Black-Scholes option-pricing models as of March 1, 2011 (the closing date of the firm commitment public offering) and March 31, 2011 were as follows:

	March 1, 2011	March 31, 2011
Aggregate fair value	$ 5,112,864	$ 6,370,555
Exercise price	$ 1.00	$ 1.00
Expected volatility	105%	105%
Remaining contractual term (years)	6	5.92
Risk-free interest rate	2.47%	2.62%
Expected dividend yield	0%	0%
Common stock price (per share)	$ 0.86	$ 1.03

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements filed as part of this report and the audited consolidated financial statements and notes thereto included in our annual report on Form 10-K for the year ended June 30, 2010.

Statements in this quarterly report on Form 10-Q, as well as oral statements that may be made by us or by our officers, directors, or employees acting on our behalf, that are not historical facts constitute “forward-looking statements”, which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 as amended (the Exchange Act). The forward-looking statements in this quarterly report on Form 10-Q do not constitute guarantees of future performance. Investors are cautioned that statements that are not strictly historical statements contained in this quarterly report on Form 10-Q, including, without limitation, current or future financial performance, management’s plans and objectives for future operations, clinical trials and results, product plans and performance, management’s assessment of market factors, as well as statements regarding our strategy and plans and our strategic partners, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. Our future operating results are subject to risks and uncertainties and are dependent upon many factors, including, without limitation, the risks identified in this report, in our annual report on Form 10-K for the year ended June 30, 2010 and in our other Securities and Exchange Commission (SEC) filings.

We expect to incur losses in the future as a result of spending on our planned development programs and losses may fluctuate significantly from quarter to quarter.

In this quarterly report on Form 10-Q, references to “we”, “our”, “us” or “Palatin” means Palatin Technologies, Inc. and its subsidiary.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in the notes to our consolidated financial statements included in this report and in our annual report on Form 10-K for the year ended June 30, 2010, and have not changed as of March 31, 2011. We believe that our accounting policies and estimates relating to revenue recognition, accrued expenses and stock-based compensation are the most critical.

Overview

We are a biopharmaceutical company dedicated to the development of peptide, peptide mimetic and small molecule agonist compounds with a focus on melanocortin and natriuretic peptide receptor systems. We have a pipeline of development programs targeting melanocortin and natriuretic receptors, including development of proposed products for treatment of sexual dysfunction, acute asthma, heart failure, hypertension, obesity, diabetes and metabolic syndrome.

We currently have the following drug development programs:

•
Bremelanotide, a peptide melanocortin receptor agonist, for treatment of sexual dysfunction, targeting female sexual dysfunction (FSD) and erectile dysfunction (ED) in patients non-responsive to current therapies.

•	Peptide melanocortin receptor agonists for treatment of FSD and ED.

•	PL-3994, a peptide mimetic natriuretic peptide receptor A (NPRA) agonist, for treatment of acute exacerbations of asthma, heart failure and refractory or difficult-to-control hypertension.

We have licensed several families of melanocortin receptor-based compounds for treatment of obesity, diabetes and related metabolic syndrome to AstraZeneca AB (AstraZeneca) pursuant to our research collaboration and license agreement with AstraZeneca.

We are utilizing our existing capital resources primarily for development of bremelanotide for FSD. Following a meeting with the U.S. Food and Drug Administration (FDA), we have submitted a revised protocol to the FDA for initiation of an at-home Phase 2 clinical trial of subcutaneously administered bremelanotide for women with FSD. This Phase 2 trial for women with FSD is scheduled to start in the second quarter of calendar 2011.

We are seeking a development and marketing partner for subcutaneously administered bremelanotide for men with ED who are non-responsive or inadequately responsive to PDE-5 inhibitor therapies. We expect the partner would fund, in whole or in part, an in-clinic Phase 2 clinical trial, as either monotherapy or a combination therapy with a PDE-5 inhibitor such as sildenafil (sold under the trademark Viagra®). We have not yet submitted a protocol to the FDA for this trial, and do not presently intend to do so unless and until we reach agreement with a development and marketing partner.

We have submitted an IND application to the FDA for a proof-of-concept human trial for asthma using a subcutaneously administered formulation of PL-3994, and this trial is allowed to proceed at any time. We also have commenced development of an inhalation formulation of PL-3994. We are seeking a development and marketing partner for PL-3994, which would include the proof-of-concept human trial for asthma using a subcutaneously administered formulation and development of an inhalation formulation.

Key elements of our business strategy include: using our technology and expertise to develop and commercialize products in our active drug development programs; entering into alliances and partnerships with pharmaceutical companies to facilitate the development, manufacture, marketing, sale and distribution of product candidates we are developing; and, partially funding our development programs with the cash flow from our AstraZeneca research collaboration and license agreement and any future agreements with other companies.

We incorporated in Delaware in 1986 and commenced operations in the biopharmaceutical area in 1996. Our corporate offices and research and development facility are located at 4C Cedar Brook Drive, Cranbury, New Jersey 08512 and our telephone number is (609) 495-2200. We maintain an Internet site at http://www.palatin.com, where among other things, we make available free of charge on and through this website our Forms 3, 4 and 5, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) and Section 16 of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this quarterly report on Form 10-Q.

Results of Operations

Three and Nine Months Ended March 31, 2011 Compared to the Three and Nine Months Ended March 31, 2010

Revenue – For the three and nine months ended March 31, 2011, we recognized $0.1 million and $0.5 million, respectively, in revenue pursuant to our license agreement with AstraZeneca compared to $2.6 million and $13.5 million, respectively, for three and nine months ended March 31, 2010.

Revenue for the three and nine months ended March 31, 2011 consisted entirely of reimbursement of development costs and per-employee compensation, earned at the contractual rate. Revenue for the three and nine months ended March 31, 2010 consisted of $0.5 million and $2.5 million, respectively, related to our research services performed during those periods, and $2.1 million and $11.0 million, respectively, of revenue related to AstraZeneca’s up-front license fee. In connection with the completion of the research collaboration portion of the research collaboration and license agreement, we recognized as revenue in fiscal 2010 all remaining deferred up-front license fees received from AstraZeneca. Future contract revenue from AstraZeneca, in the form of reimbursement of development costs, will fluctuate based on development activities in our obesity program. We may also earn contract revenue based on the attainment of development milestones.

Research and Development – Research and development expenses for the three and nine months ended March 31, 2011 decreased to $1.7 million and $7.2 million, respectively, from $3.4 million and $8.7 million, respectively, for the three and nine months ended March 31, 2010. The decrease is the result of reducing staffing levels pursuant to our strategic decision announced in September 2010 to focus resources and efforts on clinical trials of bremelanotide and PL-3994 and preclinical development of an inhaled formula of PL-3994 and a new peptide drug candidate for sexual dysfunction.

Research and development expenses related to our bremelanotide, other melanocortin receptor agonists, PL-3994, obesity and other preclinical programs were $0.7 million and $1.7 million, respectively, for the three and nine months ended March 31, 2011, compared to $1.4 million and $2.5 million, respectively, for the three and nine months ended March 31, 2010. Spending to date has been primarily related to the identification and optimization of lead compounds and pre-clinical development, and secondarily to a study of the effects of melanocortin receptor-specific compounds on food intake, obesity and other metabolic parameters and a study of subcutaneously administered bremelanotide. The amount of such spending and the nature of future development activities are dependent on a number of factors, including primarily the availability of funds to support future development activities, success of our clinical trials and preclinical programs, and our ability to progress compounds in addition to bremelanotide and PL-3994 into human clinical trials.

The historical amounts of project spending above exclude general research and development spending, which decreased to $1.0 million and $5.5 million, respectively, for the three and nine months ended March 31, 2011, compared to $2.0 million and $6.2 million, respectively, for the three and nine months ended March 31, 2010. This decrease is the result of our process of reducing staffing levels pursuant to our strategic decision announced in

September 2010 to focus resources and efforts on clinical trials of bremelanotide and PL-3994 and preclinical development of an inhaled formula of PL-3994 and a new peptide drug candidate for sexual dysfunction.

Cumulative spending from inception to March 31, 2011 on our bremelanotide, NeutroSpec (a previously marketed imaging product on which all work is suspended) and other programs (which include PL-3994, other melanocortin receptor agonists, obesity, and other discovery programs) amounts to approximately $138.4 million, $55.6 million and $58.7 million, respectively. Due to various risk factors described in our periodic reports filed with the SEC, including the difficulty in currently estimating the costs and timing of future Phase 1 clinical trials and larger-scale Phase 2 and Phase 3 clinical trials for any product under development, we cannot predict with reasonable certainty when, if ever, a program will advance to the next stage of development or be successfully completed, or when, if ever, net cash inflows will be generated.

General and Administrative – General and administrative expenses decreased to $1.0 million and $3.2 million, respectively for the three and nine months ended March 31, 2011 compared to $1.2 million and $3.5 million, respectively, for the three and nine months ended March 31, 2010. The decrease is the result of our process of reducing staffing levels pursuant to our strategic decision announced in September 2010 to focus resources and efforts on clinical trials of bremelanotide and PL-3994 and preclinical development of an inhaled formula of PL-3994 and a new peptide drug candidate for sexual dysfunction.

Liquidity and Capital Resources

Since inception, we have incurred net operating losses, primarily related to spending on our research and development programs. We have financed our net operating losses primarily through equity financings and amounts received under collaborative agreements.

Our product candidates are at various stages of development and will require significant further research, development and testing and may never be successfully developed or commercialized. We may experience uncertainties, delays, difficulties and expenses commonly experienced by early stage biopharmaceutical companies, which may include unanticipated problems and additional costs relating to:

•	the development and testing of products in animals and humans;

•	product approval or clearance;

•	regulatory compliance;

•	good manufacturing practices;

•	intellectual property rights;

•	product introduction;

•	marketing, sales and competition; and

•	obtaining sufficient capital.

Failure to obtain timely regulatory approval for our product candidates and indications would impact our ability to increase revenues and could make it more difficult to attract investment capital for funding our operations. Any of these possibilities could materially and adversely affect our operations and require us to curtail or cease certain programs.

During the nine months ended March 31, 2011, we used $7.9 million of cash for our operating activities, compared to $2.6 million used in the nine months ended March 31, 2010. Higher net cash outflows from operations in the nine months ended March 31, 2011 resulted primarily from lower revenues. Our periodic accounts receivable balances will continue to be highly dependent on the timing of receipts from collaboration partners and the division of development responsibilities between us and our collaboration partners.

During the nine months ended March 31, 2011, cash provided by investing activities was $3.4 million from the sale of available-for-sale investments. During the nine months ended March 31, 2010, cash provided by investing activities of $0.1 million consisted solely of the sale of supplies.

During the nine months ended March 31, 2011, cash provided by financing activities of approximately $21.1 million consisted primarily of the net proceeds from the completion of our firm commitment public offering that closed on March 1, 2011. The offering consisted of the sale of 23,000,000 units at a price to the public of $1.00 per unit. The units consisted of 23,000,000 shares of our common stock, Series A Warrants to purchase 2,000,000 shares of our common stock, and Series B Warrants to purchase 21,000,000 shares of our common stock. During the nine months ended March 31, 2010, cash provided by financing activities was $4.9 million, consisting of approximately $5.2 million from our registered direct offerings in August 2009 and February 2010 offset against approximately $250,000 used for payments on capital lease obligations and withholding taxes related to restricted stock units.

As of March 31, 2011, our cash and cash equivalents were $22.0 million and our current liabilities were $1.9 million. We believe that these funds are sufficient to fund our planned operations, including clinical trials with bremelanotide for FSD, through at least calendar year 2012. We have made the strategic decision to focus resources and efforts on clinical trials for bremelanotide and PL-3994 and preclinical development of an inhaled formulation of PL-3994 and a new peptide drug candidate for sexual dysfunction, and have ceased research and development efforts on new product candidates. However, we do not intend to expend substantial amounts on bremelanotide for ED, PL-3994 or new peptide drug candidates for sexual dysfunction unless we obtain additional capital, through collaborative arrangements or other sources, to support such activities.

These funds are not likely to be sufficient to complete all of the clinical trials required for product approval for any of our products. We intend to seek additional capital through public or private equity or debt financings, collaborative arrangements on our product candidates, or other sources. However, sufficient additional funding to support projected operations, including clinical trials with either bremelanotide or PL-3994, or both, may not be available on acceptable terms or at all. We may be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available, and relinquish, license or otherwise dispose of rights on unfavorable terms to technologies and product candidates that we would otherwise seek to develop or commercialize ourselves. The nature and timing of our development activities are highly dependent on our financing activities.

We anticipate incurring additional losses over at least the next few years. To achieve profitability, we, alone or with others, must successfully develop and commercialize our technologies and proposed products, conduct preclinical studies and clinical trials, obtain required regulatory approvals and successfully manufacture and market such technologies and proposed products. The time required to reach profitability is highly uncertain, and we do not know whether we will be able to achieve profitability on a sustained basis, if at all.

Item 3.    Quantitative and Qualitative Disclosures About Market Risk.

Not required to be provided by smaller reporting companies.

Item 4.    Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2011. There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1.    Legal Proceedings.

We may be involved, from time to time, in various claims and legal proceedings arising in the ordinary course of our business. We are not currently a party to any claim or legal proceeding.

Item 1A. Risk Factors.

In analyzing our company, you should consider carefully the following risk factors:

Risks Relating to Our Company

We will continue to incur substantial losses over the next few years and we may never become profitable.

We have never been profitable and we may never become profitable. As of March 31, 2011, we had an accumulated deficit of $218.7 million. We expect to incur additional losses as we continue our development of bremelanotide, PL-3994 and other product candidates. Unless and until we receive approval from the U. S. Food and Drug Administration (FDA) or other equivalent regulatory authorities outside the United States, we cannot sell our products and will not have product revenues from them. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from reimbursements and other contract revenue under collaborative development agreements, existing cash balances and outside sources of financing, which may not be available on acceptable terms, if at all.

We will need to continue to raise funds in the future, and funds may not be available on acceptable terms, or at all.

As of March 31, 2011, we had cash and cash equivalents of $22.0 million, with current liabilities of $1.9 million. We believe we have sufficient currently available working capital to fund our currently planned operations through at least calendar year 2012, but our currently available working capital will likely not be sufficient to complete required clinical trials for any of our product candidates. We will need additional funding to complete required clinical trials and, assuming those clinical trials are successful, as to which there can be no assurance, complete submission of required regulatory applications to the FDA for any of our product candidates. We may raise additional funds through public or private equity financings, debt financings, collaborative arrangements on our product candidates or other sources. However, additional funding may not be available on acceptable terms, or at all. To obtain additional funding, we may need to enter into arrangements that require us to develop only certain of our product candidates or relinquish rights to certain technologies, product candidates and/or potential markets.

If we are unable to raise sufficient additional funds when needed, we may be required to curtail operations significantly, cease clinical trials and further decrease staffing levels.  We may seek to license, sell or otherwise dispose of our product candidates, technologies and contractual rights, including rights under our research collaboration and license agreement with AstraZeneca, on the best possible terms available. Even if we are able to license, sell or otherwise dispose of our product candidates, technologies and contractual rights, it is likely to be on unfavorable terms and for less value than if we had the financial resources to develop or otherwise advance our product candidates, technologies and contractual rights ourselves.

We have a limited operating history upon which to base an investment decision.

Our operations are primarily focused on acquiring, developing and securing our proprietary technology, conducting preclinical and clinical studies and formulating and manufacturing on a small-scale basis our principal product candidates. These operations provide a limited basis for stockholders to assess our ability to commercialize our product candidates.

We have not yet demonstrated our ability to perform the functions necessary for the successful commercialization of any of our current product candidates. The successful commercialization of our product candidates will require us to perform a variety of functions, including:

•	continuing to conduct preclinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products, or having third parties formulate and manufacture products;

•	post-approval monitoring and surveillance of our products;

•	conducting sales and marketing activities, either alone or with a partner; and

•	obtaining additional capital.

If we are unable to obtain regulatory approval of any of our product candidates, to successfully commercialize any products for which we receive regulatory approval or to obtain additional capital, we may not be able to recover our investment in our development efforts.

Development and commercialization of our product candidates involves a lengthy, complex and costly process, and we may never successfully develop or commercialize any product.

Our product candidates are at various stages of research and development, will require regulatory approval, and may never be successfully developed or commercialized. Our product candidates will require significant further research, development and testing before we can seek regulatory approval to market and sell them.

We must demonstrate that our product candidates are safe and effective for use in patients in order to receive regulatory approval for commercial sale. Preclinical studies in animals, using various doses and formulations, must be performed before we can begin human clinical trials. Even if we obtain favorable results in the preclinical studies, the results in humans may be different. Numerous small-scale human clinical trials may be necessary to obtain initial data on a product candidate’s safety and efficacy in humans before advancing to large-scale human clinical trials. We face the risk that the results of our trials in later phases of clinical trials may be inconsistent with those obtained in earlier phases. Adverse or inconclusive results could delay the progress of our development programs and may prevent us from filing for regulatory approval of our product candidates. Additional factors that can cause delay or termination of our human clinical trials include:

•	the availability of sufficient capital to sustain operations and clinical trials;

•	timely completion of clinical site protocol approval and obtaining informed consent from subjects;

•	the rate of patient enrollment in clinical studies;

•	adverse medical events or side effects in treated patients; and

•	lack of effectiveness of the product being tested.

You should evaluate us in light of these uncertainties, delays, difficulties and expenses commonly experienced by early stage biopharmaceutical companies, as well as unanticipated problems and additional costs relating to:

•	product approval or clearance;

•	regulatory compliance;

•	good manufacturing practices;

•	intellectual property rights;

•	product introduction; and

•	marketing and competition.

The regulatory approval process is lengthy, expensive and uncertain, and may prevent us from obtaining the approvals we require.

Government authorities in the United States and other countries extensively regulate the advertising, labeling, storage, record-keeping, safety, efficacy, research, development, testing, manufacture, promotion, marketing and distribution of drug products. Drugs are subject to rigorous regulation by the FDA and similar regulatory bodies in other countries. The steps ordinarily required by the FDA before a new drug may be marketed in the United States include:

•	completion of non-clinical tests including preclinical laboratory and formulation studies and animal testing and toxicology;

•	submission to the FDA of an Investigational New Drug (IND) application, which must become effective before clinical trials may begin;

•	performance of adequate and well-controlled Phase 1, 2 and 3 human clinical trials to establish the safety and efficacy of the drug for each proposed indication;

•	submission to the FDA of a New Drug Application (NDA); and

•	FDA review and approval of the NDA before any commercial marketing or sale.

Satisfaction of FDA pre-market approval requirements for new drugs typically takes a number of years and the actual time required for approval may vary substantially based upon the type, complexity and novelty of the product or disease. The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. The NDA also must contain extensive manufacturing information. Once the submission has been accepted for filing, the FDA generally has ten months to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical trials is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved, but the FDA is not bound by the recommendation of the advisory committee. The FDA may deny or delay approval of applications that do not meet applicable regulatory criteria or if the FDA determines that the clinical data do not adequately establish the safety and efficacy of the drug. Therefore, our proposed products could take a significantly longer time than we expect or may never gain approval. If regulatory approval is delayed or never obtained, our business and our liquidity would be adversely affected.

Upon approval, a product candidate may be marketed only in those dosage forms and for those indications approved by the FDA. Once approved, the FDA may withdraw the product approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase 4 studies, to monitor the approved products in a larger number of patients than were required for product approval and may limit further marketing of the product based on the results of these post-market studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to seek injunctions, levy fines and civil penalties, criminal prosecution, withdraw approvals and seize products or request recalls.

If regulatory approval of any of our product candidates is granted, it will be limited to certain disease states or conditions. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Outside the United States, our ability to market our product candidates will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process generally includes all of the risks associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product to more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficiency has been presented, a marketing authorization will be granted.

If any approved product does not achieve market acceptance, our business will suffer.

Regulatory approval for the marketing and sale of any of our product candidates does not assure the product’s commercial success. Any approved product will compete with other products manufactured and marketed by major pharmaceutical and other biotechnology companies. The degree of market acceptance of any such product will depend on a number of factors, including:

•	perceptions by members of the healthcare community, including physicians, about its safety and effectiveness;

•	cost-effectiveness relative to competing products and technologies;

•	availability of reimbursement for our products from third party payors such as health insurers, health maintenance organizations and government programs such as Medicare and Medicaid; and

•	advantages over alternative treatment methods.

If any approved product does not achieve adequate market acceptance, our business, financial condition and results of operations will be adversely affected.

We rely on third parties to conduct clinical trials for our product candidates and their failure to timely perform their obligations could significantly harm our product development.

We rely on outside scientific collaborators such as researchers at clinical research organizations and universities in certain areas that are particularly relevant to our research and product development plans, such as the conduct of clinical trials and non-clinical tests. There is competition for these relationships, and we may not be able to maintain our relationships with them on acceptable terms. These outside collaborators generally may terminate their engagements with us at any time. As a result, we can control their activities only within certain limits, and they will devote only a certain amount of their time to conduct research on our product candidates and develop them. If they do not successfully carry out their duties under their agreements with us, fail to inform us if these trials fail to comply with clinical trial protocols or fail to meet expected deadlines, our ability to develop our product candidates and obtain regulatory approval on a timely basis, if at all, may be adversely affected.

Production and supply of our product candidates depend on contract manufacturers over whom we have no control.

We do not have the facilities to manufacture bremelanotide, PL-3994, melanocortin receptor agonist compounds or our other potential products. Our contract manufacturers must perform these manufacturing activities in a manner that complies with FDA regulations. Our ability to control third-party compliance with FDA requirements will be limited to contractual remedies and rights of inspection. The manufacturers of approved products and their manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other authorities where applicable, and must comply with ongoing regulatory requirements, including the FDA’s current good manufacturing practices (GMPs) regulations. Failure of third-party manufacturers to comply with GMPs or other FDA requirements may result in enforcement action by the FDA. Failure to conduct their activities in compliance with FDA regulations could delay our development programs or negatively impact our ability to receive FDA approval of our potential products or continue marketing if they are approved. Establishing relationships with new suppliers, who must be FDA-approved, is a time-consuming and costly process.

We are subject to extensive regulation in connection with the laboratory practices and the hazardous materials we use.

We are subject to various laws and regulations regarding laboratory practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as noted above, the FDA and other regulatory authorities have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products and withdraw approvals, any one or more of which could have a material adverse effect on us. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Although we have suspended research and development efforts on new product candidates, we are maintaining selected laboratory capabilities, and will be subject to regulations in connection with use of our laboratory facilities, disposal of chemicals and hazardous or potentially hazardous substances, and decommissioning and disposing of laboratory equipment. We may incur significant costs to comply with such laws and regulations now or in the future.

Contamination or injury from hazardous materials used in the development of our products could result in a liability exceeding our financial resources.

Our research and development has involved the use of hazardous materials and chemicals, including radioactive compounds. We cannot completely eliminate the risk of contamination or injury from these materials. In the event of contamination or injury, we may be responsible for any resulting damages. Damages could be significant and could exceed our financial resources, including the limits of our insurance.

We have no experience in marketing, distributing and selling products and will substantially rely on our marketing partners to provide these capabilities.

We are developing bremelanotide and melanocortin receptor agonist compounds for sexual dysfunction and PL-3994 for the treatment of asthma, heart failure and related indications. We do not have marketing partners for any of these products. If any of these products are approved by the FDA or other regulatory authorities, we must either develop marketing, distribution and selling capacity and expertise, which will be costly and time consuming, or enter into agreements with other companies to provide these capabilities. We may not be able to enter into suitable agreements on acceptable terms, if at all.

We do not control the development of compounds licensed to third parties and, as a result, we may not realize a significant portion of the potential value of any such license arrangements.

Under our research collaboration and license agreement with AstraZeneca for our melanocortin-based therapeutic compounds for obesity, diabetes and related metabolic syndrome, we have no direct control over the development of compounds and have only limited, if any, input on the direction of development efforts. If the results of development efforts are negative or inconclusive, AstraZeneca may decide to abandon further development of this program, including terminating the agreement, by giving us notice of termination. Because much of the potential value of the license arrangement with AstraZeneca is contingent upon the successful development and commercialization of the licensed technology, the ultimate value of this license will depend on the efforts of AstraZeneca. If AstraZeneca does not succeed in developing the licensed technology for any reason, or elects to discontinue the development of this program, we may be unable to realize the potential value of this arrangement.

Competing products and technologies may make our proposed products noncompetitive.

There are a number of other products being developed for FSD and ED. In addition to three oral FDA-approved phosphodiesterase-5 (PDE-5) inhibitor drugs for the treatment of ED, there are other approved products and devices for ED, and other products are being developed for ED and FSD and are in clinical trials. There is competition to develop drugs for ED in patients non-responsive to PDE-5 inhibitor drugs, and to develop drugs for treatment of FSD.

There are a large number of products approved for use in asthma, and a number of other products being developed for treatment of acute exacerbations of asthma, including products in clinical trials. There is intense competition to develop drugs for treatment of acute exacerbations of asthma.

We are aware of one recombinant natriuretic peptide product for acutely decompensated congestive heart failure approved and marketed in the United States, and another recombinant natriuretic peptide product approved and marketed in Japan. Clinical trials on other natriuretic peptide products are being conducted in the United States. In addition, other products for treatment of heart failure are either currently being marketed or in development.

The biopharmaceutical industry is highly competitive. We are likely to encounter significant competition with respect to bremelanotide, other melanocortin receptor agonist compounds and PL-3994. Most of our competitors have substantially greater financial and technological resources than we do. Many of them also have significantly greater experience in research and development, marketing, distribution and sales than we do. Accordingly, our competitors may succeed in developing, marketing, distributing and selling products and underlying technologies more rapidly than we can. These competitive products or technologies may be more effective and useful or less costly than bremelanotide, other melanocortin receptor agonist compounds or PL-3994. In addition, academic institutions, hospitals, governmental agencies and other public and private research organizations are also conducting research and may develop competing products or technologies on their own or through strategic alliances or collaborative arrangements.

Our ability to achieve revenues from the sale of our products in development will depend, in part, on our ability to obtain adequate reimbursement from Medicare, Medicaid, private insurers and other healthcare payers.

Our ability to successfully commercialize our products in development will depend, in significant part, on the extent to which we or our marketing partners can obtain reimbursement for our products and also reimbursement at appropriate levels for the cost of our products and related treatment. Obtaining reimbursement from governmental payers, insurance companies, health maintenance organizations and other third-party payers of healthcare costs is a time-consuming and expensive process. There is no guarantee that our products will ultimately be reimbursed. If we are able to obtain reimbursement, continuing efforts by governmental and third party payers to contain or reduce costs of healthcare may adversely affect our future revenues and ability to achieve profitability. Third-party payers are increasingly challenging the prices charged for diagnostic and therapeutic products and related services. Reimbursement from governmental payers is subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and other policy changes, all of which could materially decrease the range of products for which we are reimbursed or the rates of reimbursement by government payers. In addition, recent legislation reforming the healthcare system may result in lower prices or the actual inability of prospective customers to purchase our products in development. The cost containment measures that healthcare payers and providers are instituting and the effect of any healthcare reform could materially and adversely affect our ability to operate profitably. Furthermore, even if reimbursement is available, it may not be available at price levels sufficient for us to realize a positive return on our investment.

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. We cannot predict:

•	the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•	if and when patents will be issued;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; and

•	whether we will need to initiate litigation or administrative proceedings, which may be costly whether we win or lose.

If our products, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we may have to:

•	obtain licenses, which may not be available on commercially reasonable terms, if at all;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; or

•	defend litigation or administrative proceedings, which may be costly whether we win or lose, and which could result in a substantial diversion of our management resources.

If we are unable to keep our trade secrets confidential, our technologies and other proprietary information may be used by others to compete against us.

In addition to our reliance on patents, we attempt to protect our proprietary technologies and processes by relying on trade secret laws and agreements with our employees and other persons who have access to our proprietary information. These agreements and arrangements may not provide meaningful protection for our proprietary technologies and processes in the event of unauthorized use or disclosure of such information. In addition, our competitors may independently develop substantially equivalent technologies and processes or gain access to our trade secrets or technology, either of which could materially and adversely affect our competitive position.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entails an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products or cease clinical trials. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry liability insurance as to certain clinical trial risks. We, or any corporate collaborators, may not in the future be able to obtain insurance at a reasonable cost or in sufficient amounts, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

We are highly dependent on our management team, senior research professionals and third-party contractors and consultants, and the loss of their services could materially adversely affect our business.

We rely on our management team, our employees and various contractors and consultants to provide critical services. Our ability to execute our bremelanotide and PL-3994 clinical programs and our preclinical programs on an inhaled formulation of PL-3994 and a new peptide drug candidate for sexual dysfunction depends on our continued retention and motivation of our management and scientific personnel, including executive officers and senior members of development and management who possess significant technical expertise and experience and oversee our development programs. Our success also depends on our ability to develop and maintain relationships with contractors, consultants and scientific advisors. If we lose the services of existing personnel or fail to attract new personnel, our development programs could be adversely affected. Competition for personnel is intense. In addition, because of our reduction in staffing levels we anticipate we will need to hire consultants or contractors for development activities previously undertaken by our employees.

Anti-takeover provisions of Delaware law and our charter documents may make potential acquisitions more difficult and could result in the entrenchment of management.

We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control or efforts to remove management more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures. Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person first becomes an “interested stockholder,” unless the business combination is approved in a prescribed manner.

Pursuant to approval by our stockholders at the annual meeting of stockholders held on May 11, 2011, effective May 12, 2011 we increased our authorized common stock from 40,000,000 to 100,000,000. To the extent that we sell newly authorized shares, this could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Our charter authorizes us to issue up to 10,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If we exercise this right, it could be more difficult for a third party to acquire a majority of our outstanding voting stock.

In addition, our equity incentive plans generally permit us to accelerate the vesting of options and other stock rights granted under these plans in the event of a change of control. If we accelerate the vesting of options or other stock rights, this action could make an acquisition more costly.

The application of these provisions could have the effect of delaying or preventing a change of control, which could adversely affect the market price of our common stock.

Risks Relating to Owning Our Common Stock

As of May 12, 2011, there were 25,215,920 shares of common stock underlying outstanding convertible preferred stock, options and warrants, and stockholders may experience dilution from the conversion of preferred stock and exercise of outstanding options and warrants.

As of May 12, 2011, holders of our outstanding dilutive securities had the right to acquire the following amounts of underlying common stock:

•	26,865 shares issuable on the conversion of immediately convertible Series A Convertible preferred stock, subject to adjustment, for no further consideration;

•
24,479,617 shares issuable on the exercise of warrants at exercise prices ranging from $1.00 to $28.20 per share, including 21,575,000 shares issuable on the exercise of warrants that are exercisable starting March 2, 2012 at an exercise price of $1.00 per share; and

•	709,438 shares issuable on the exercise of stock options, at exercise prices ranging from $1.30 to $42.50 per share.

If the holders convert, exercise or receive those securities, or similar dilutive securities we may issue in the future, stockholders may experience dilution in the net tangible book value of their common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered or agreed to register for resale substantially all of the underlying shares listed above. Holders of registered underlying shares could resell the shares immediately upon issuance, which could result in significant downward pressure on our stock price.

We are under review for compliance with continued listing standards of NYSE Amex, and our common stock may be delisted, making it difficult to trade shares of our common stock.

Our common stock trades on NYSE Amex. On November 26, 2010, we received a letter from NYSE Amex advising us that, based on our Quarterly Report on Form 10-Q for the period ended September 30, 2010, we were not in compliance with certain continued listing standards under Section 1003 of the NYSE Amex Company Guide. Specifically, NYSE Amex stated that we were not in compliance with Section 1003(a)(iii) of the Company Guide because our stockholders’ equity was less than the required $6,000,000 and we had losses from continuing operations and net losses in our five most recent fiscal years, and Section 1003(a)(iv) of the Company Guide because we had sustained losses which were so substantial in relation to our overall operations or existing financial resources, or our financial condition had become so impaired that it appeared questionable, in the opinion of the NYSE Amex, as to whether we would be able to continue operations and/or meet our obligations as they mature.

In order to maintain our listing on NYSE Amex, we submitted a plan on regaining compliance with Section 1003(a)(iv) by February 28, 2011 and Section 1003(a)(iii) by May 26, 2011. On January 31, 2011, NYSE Amex notified us that it had accepted our plan for regaining compliance, and that our listing was being continued pursuant to an extension. On March 8, 2011 the NYSE Amex notified us that we had resolved the continued listing deficiency with respect to Section 1003(a)(iv) of the Company Guide. The NYSE Amex also notified us that it would review our compliance with continued listing standards as of May 26, 2011, and specifically compliance with respect to Section 1003(a)(iii) of the Company Guide. If we do not comply with all continued listing standards as of May 26, 2011, NYSE Amex may initiate delisting procedures, which could result in our common stock being delisted from NYSE Amex.

If we are delisted from NYSE Amex, then our common stock will trade, if at all, only on the over-the-counter market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. Delisting of our common stock could also further depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Delisting from NYSE Amex could also have other negative results, including the potential loss of confidence by suppliers and employees, the loss of institutional investor interest and fewer business development opportunities.

Our stock price is volatile and we expect it to remain volatile, which could limit investors’ ability to sell stock at a profit.

The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

•	publicity regarding actual or potential clinical results relating to products under development by our competitors or us;

•	delay or failure in initiating, completing or analyzing preclinical or clinical trials or unsatisfactory designs or results of these trials;

•	interim decisions by regulatory agencies, including the FDA, as to clinical trial designs, acceptable safety profiles and the benefit/risk ratio of products under development;

•	achievement or rejection of regulatory approvals by our competitors or by us;

•	announcements of technological innovations or new commercial products by our competitors or by us;

•	developments concerning proprietary rights, including patents;

•	developments concerning our collaborations;

•	regulatory developments in the United States and foreign countries;

•	economic or other crises and other external factors;

•	period-to-period fluctuations in our revenue and other results of operations;

•	changes in financial estimates by securities analysts; and

•	sales of our common stock.

We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance. If our revenues, if any, in any particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our operating results to suffer further. If our operating results in any future period fall below the expectations of securities analysts or investors, our stock price may fall by a significant amount.

For the 12 month period ended April 30, 2011, the price of our stock has been volatile, ranging from a high of $3.40 per share to a low of $0.80 per share.

In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

We have implemented a reverse stock split, which has reduced our trading volume and may result in a decrease in our market capitalization.

Effective September 27, 2010, we implemented a one-for-ten reverse stock split. This reverse stock split was implemented because we had received notice that the NYSE Amex deemed it appropriate for us to effect a reverse stock split because of the low selling price of our common stock. At our annual meeting of stockholders held on May 13, 2010, the stockholders authorized a reverse stock split. We cannot guarantee that the price increase of our common stock price resulting from the reverse split will:

•	be proportionate to the reverse split ratio;

•	last in the marketplace for any length of time;

•	remain at a price sufficient to meet the listing requirements of the NYSE Amex; or

•	be sufficient to facilitate raising capital.

We do not intend to pay cash dividends in the foreseeable future.

We do not anticipate paying any cash dividends in the foreseeable future and intend to retain future earnings, if any, for the development and expansion of our business. In addition, the terms of existing or future agreements may limit our ability to pay dividends. Therefore, our stockholders will not receive a return on their shares unless the value of their shares increases.

Item 2.    Unregistered Sales of Equity Securities and Use of Proceeds.

None required to be furnished.

Item 3.    Defaults Upon Senior Securities.

None.

Item 4.    (Removed and Reserved).

Item 5.    Other Information.

At our meeting of stockholders held on May 11, 2011, the stockholders approved the adoption of our 2011 Stock Incentive Plan (the “2011 Plan”).  Effective on adoption of the 2011 Plan, our 2005 Stock Plan, as amended (the “Prior Plan”) was terminated, with awards granted under the Prior Plan before stockholder approval of the 2011 Plan remaining outstanding in accordance with their terms. Under the 2011 Plan, a total of 3,920,301 shares may be issued, consisting of 3,500,000 shares reserved for issue under the 2011 Plan and 420,301 available to be granted under the Prior Plan on the date of stockholder approval of the 2011 Plan. Shares covering awards, including awards under the Prior Plan that were outstanding on May 11, 2011, that terminate or are forfeited, or shares that are returned to us pursuant to a compensation recovery policy, will again be available for issuance under the 2011 Plan.

The 2011 Plan authorizes the grant of equity-based and cash-based compensation to our employees, consultants and non-employee directors in the form of stock options, stock appreciation rights, restricted shares, restricted share units, other share-based awards and cash-based awards. The 2011 Plan is intended to comply with the exemption from Section 162(m) of the Internal Revenue Code relating to performance-based compensation, and provides for a maximum aggregate number of shares, compensation and dividend equivalents that may granted or paid in any calendar year to any one participant. The 2011 Plan will terminate on March 11, 2021, or such earlier date as our Board of Directors may determine. The 2011 Plan will remain in effect for outstanding awards until no awards remain outstanding.

Item 6.   Exhibits.

Exhibits filed or furnished with this report:

4.1	Warrant Agreement dated as of March 1, 2011, between Palatin and American Stock Transfer & Trust Company, a New York limited liability trust company.

4.2	Definitive form of Series A Warrant certificate pursuant to Palatin’s effective registration statement No. 333-170227 on Form S-1.

4.3	Definitive form of Series B Warrant certificate pursuant to Palatin’s effective registration statement No. 333-170227 on Form S-1.

4.4	Definitive form of underwriters’ warrant to purchase common stock pursuant to Palatin’s effective registration statement No. 333-170227 on Form S-1.

10.1	2011 Stock Incentive Plan.*

10.2	Form of Restricted Share Unit Agreement under the 2011 Stock Incentive Plan.*

10.3	Form of Nonqualified Stock Option Agreement under the 2011 Stock Incentive Plan.*

10.4	Form of Incentive Stock Option Agreement under the 2011 Stock Incentive Plan.*

31.1	Certification of Chief Executive Officer.

31.2	Certification of Chief Financial Officer.

32.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350.

32.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
_____________________
*Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Palatin Technologies, Inc. (Registrant)

Date: May 13, 2011	/s/ Carl Spana Carl Spana, Ph.D. President and Chief Executive Officer (Principal Executive Officer)

Date: May 13, 2011	/s/ Stephen T. Wills Stephen T. Wills Executive Vice President - Operations and Chief Financial Officer (Principal Financial and Accounting Officer)